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SEC ... 10028784 ... MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2010
Washington, DC
110

SEC FILE NUMBER
8- 065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LinkBrokers Derivatives Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street 2nd Floor
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wilks 011-44-20-7663-4302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Charles, S H Davies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives Corporation, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Charles H S Davies
Signature

Director
Title

Rosemary Guinta
Notary Public

This report ** ~~contains~~ (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SEC Mail Processing Section

JUN 01 2010

Washington, DC 110

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of:
LinkBrokers Derivatives Corporation

In planning and performing our audit of the financial statements of LinkBrokers Derivatives Corporation (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

PRICEWATERHOUSECOOPERS

financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
Link Broker Derivatives

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of LinkBrokers Derivatives ("the Company") for the year ended March 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended March 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2b, $51,148 was agreed to the October 2009 Chase bank statement for account 000000114732884. The amount in 2F, $37,213 was paid with wire number 0319400147JO0000 dated 5/27/2010, for a total assessment payment of $88,361. No differences noted.

2. Compared the Total Revenue amount of $ 38,723,366 reported on the financial statements for the year ended March 31, 2010 with the Total Revenue amount of $ 38,723,366 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2010. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. No additions noted.
   b. Compared deductions on line 3 of item 2c, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities, of $3,354,201 to schedule 'SIPC Summary', for the brokerage expenses for the year ended March 31,

PRICEWATERHOUSECOOPERS

2010, and agreed the amount of expenses paid to SIPC members to line 3 of item 2c. No differences noted.

c. Compared the deduction on line 9 of item 2c, 'Interest and Dividend Expense', of $24,906, to report 'SIPC Summary' obtained, and agreed interest expense not in excess of Interest Income to line 9 of item 2c. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $35,344,260 and $88,361, respectively of the Form SIPC-7. No differences noted.
   b. Recalculated the mathematical accuracy of schedule 'SIPC Summary' in procedure 3b for a total of $3,354,201. No differences noted.
   c. Recalculated the mathematical accuracy of schedule 'SIPC Summary' in procedure 3c for a total of $24,906. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the members of LinkBrokers Derivatives, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

May 27, 2010

LinkBrokers Derivatives Corporation

Statement of Financial Condition

March 31, 2010

Linkbrokers Derivatives Corporation
Index
March 31, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
LinkBrokers Derivatives Corporation

In our opinion, the accompanying statement of condition presents fairly, in all material respects, the financial position of LinkBrokers Derivatives Corporation (the "Company") at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2010

LinkBrokers Derivatives Corporation
Statement of Financial Condition
March 31, 2010

Assets	
Cash and cash equivalents	$ 5,801,682
Deposits with clearing brokers	1,998,962
Due from clearing brokers	64,557
Fees receivable	3,543,810
Corporate taxes receivable	2,293,502
Deferred tax assets	660,356
Property and equipment, net	401,978
Other assets	571,178
Total assets	$ 15,336,025
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 5,184,313
Payable to affiliates	114,245
Total liabilities	5,298,558
Commitments and contingencies (Note 9)	
Stockholder's equity	
Common stock, $25 par value, 3,000 shares authorized, 905 shares issued and outstanding	22,625
Additional paid-in capital	1,272,755
Retained earnings	8,742,087
Total stockholder's equity	10,037,467
Total liabilities and stockholder's equity	$ 15,336,025

The accompanying notes are an integral part of this financial statement.

1. Business

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.), incorporated in Delaware, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k) (2) (ii) of the Rule and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The Company is a wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

On March 31, 2010, the entire common stock in the Company was transferred from Intercapital Ltd, a wholly owned subsidiary of ICAP plc, to ICAP America Investments Ltd, another wholly owned subsidiary of ICAP plc.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents at March 31, 2010 included $861 invested in short term highly liquid money market deposits which are repayable on demand. Such cash and cash equivalents are primarily held at two major financial institutions.

Depreciation of furniture and equipment is provided on a straight line basis over the estimated useful lives of the assets, which range of three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Fee income and related expenses are recorded on a trade date basis. Fee income is earned for services performed as a broker agent for institutional clients. The Company has a policy of reviewing, as considered necessary, the credit standing of each institutional client with which it conducts business. The Company does not anticipate nonperformance by institutional clients; accordingly, based on the creditworthiness of its customers and its collection history to date, the Company does not provide an allowance for uncollectible accounts.

Effective April 1, 2009, the Company implemented the provisions under ASC 740, *Income Taxes*, ("ASC 740"), which clarified the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties and disclosure.

Accounting for income taxes is calculated in accordance with ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for The Company for the year ended March 31, 2010 and did not have an effect on The Company's financial condition.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the Statement of Financial Condition are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the Statement of Financial Condition is required. These amended principles were effective for The Company for the year ended March 31, 2010.

3. Deposits with Clearing Brokers

Pursuant to its two clearing agreements, the Company is required to maintain collateral deposits of $1,000,000 and $998,962, which may be applied against losses due to nonperformance by its institutional clients and any amounts due to the clearing brokers.

4. Property and Equipment, Net

		Estimated Useful Life
Computer equipment	$ 1,029,017	3 years
Furniture and office equipment	121,026	5 years
Leasehold improvements	506,617	Term of lease
	1,656,660	
Less: Accumulated depreciation and amortization	(1,254,682)	
	$ 401,978	

5. Liabilities Subordinated to Claims of General Creditors

Borrowings under subordinated loans from the Parent amounted to nil at March 31, 2010. A loan was provided on June 20, 2008, bearing interest at 4.72% and was paid back at August 14, 2009. The subordinated loan was covered by an agreement approved by the FINRA and was thus available in computing net capital under the SEC's Uniform Net Capital Rule. For the year to March 31, 2010, the interest expense was $31,991, which was paid to the Parent on August 14, 2009.

6. Related Party Transactions

The Company shares administrative expenses with The Link Asset and Securities Company Limited, an affiliate company and its former parent, pursuant to a Management Agreement dated February 2, 2006. Such administrative expenses include costs for accounting, taxation; credit control and IT staff costs. For the year ended March 31, 2010, the Company was allocated fees of $996,000 under this agreement.

At March 31, 2010 the Company has payables to affiliates of $114,245.

7. Income Taxes

The Company's deferred tax asset primarily relates to temporary differences between the tax and the financial reporting treatment of compensation related expenses.

The Company's unrecognized tax benefits, including interest and penalties of $976,641 are recorded on the statement of financial condition as accrued expenses and other liabilities.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have an impact on the Company's financial statement.

LinkBroker's federal corporate income tax returns for the year ended December 31, 2007 and after remain subject to examination. The Company files tax returns in New York State and New York City and these returns are subject to examination for tax years ended December 31, 2007 and after.

8. Commitments and Contingencies

Office lease

In April 2007, the Company entered into a ten-year operating lease agreement for new office space in New York City. The lease provides for a 3% increase in base rent per year, plus a pro rata share of escalations in real estate taxes and related assessments during the lease term. The Company has the right to terminate the lease effective as of any time from and after the fifth lease year. Early termination is subject to nine months' written notice to the Landlord, and the payment of a termination fee. The fee as of the end of the fifth year would be $200,000, decreasing by approximately $40,000 per year through the end of the lease.

Following is a schedule of future minimum annual rentals as of March 31, 2010:

Year Ending	
2011	$ 474,342
2012	490,787
2013	505,511
2014	520,676
2015	536,295
Thereafter	1,168,871
	$ 3,696,482

In accordance with ASC 840, *Accounting for Leases*, rent expense is recognized on a straight-line basis over the term of the lease. The difference between actual rent paid and the expense charged is recorded as deferred rent payable. Rent expense for the year was $598,697.

Litigation

The Company is involved in litigation from time to time, arising in the ordinary course of business. At March 31, 2010, the Company was not subject to outstanding litigation matters.

9. Fair Value of Financial Instruments

The Company adopted ASC 820, *Fair Value Measurements*, ("ASC 820"), effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company held no securities at March 31, 2010. The Company estimates that the fair value of its remaining financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value; as such financial instruments are short term in nature.

10. Off-Balance-Sheet Risk and Concentration Risk of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions through its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2010, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Regulatory Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had regulatory net capital of $4,709,668 and a regulatory net capital requirement of $353,237. The Company's ratio of aggregate indebtedness to regulatory net capital was 1.13 to 1 at March 31, 2010.

12. Subsequent Events

For the year ended March 31, 2010, The Company evaluated subsequent events through May 27, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect The Company's financial condition.